UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 27, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 1Q21 UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt information, published today by the registrants, which appears immediately following this page.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt

First quarter 2021

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss systemically relevant bank (SRB) framework as of 31 March 2021.

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements is provided in the “Capital management” section of our Annual Report 2020, which is available under “Annual reporting” at ubs.com/investors.

Capital instruments and TLAC-eligible senior unsecured debt as of 31 March 2021[1]
USD million, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.3.21 (million)	Amount recognized in regulatory capital as of 31.3.21	Amount eligible for the gone concern requirement as of 31.3.21	Maturity date	First optional call date
Additional tier 1 capital
1	UBS Group AG	CH0331455318	10.08.16	USD 1,100	1,104		Perpetual	10.08.21
2	UBS Group AG, Switzerland, or employing subsidiaries[3]		31.12.16	USD 345	345		Perpetual	01.03.22
3	UBS Group AG	CH0400441280	31.01.18	USD 2,000	2,077		Perpetual	31.01.23
4	UBS Group AG, Switzerland, or employing subsidiaries[3]		31.12.17	USD 341	341		Perpetual	01.03.23
5	UBS Group AG	CH0447353704	28.11.18	SGD 700	542		Perpetual	28.11.23
6	UBS Group AG	144A: US90352JAF03 RegS: USH4209UAT37	31.01.19	USD 2,500	2,650		Perpetual	31.01.24
7	UBS Group AG, Switzerland, or employing subsidiaries[3]		31.12.18	USD 374	374		Perpetual	01.03.24
8	UBS Group AG	CH0488506673	27.08.19	AUD 700	537		Perpetual	27.08.24
9	UBS Group AG	CH0495570928	04.09.19	SGD 750	569		Perpetual	04.09.24
10	UBS Group AG, Switzerland, or employing subsidiaries[3]		21.02.20	USD 303	303		Perpetual	01.03.25
11	UBS Group AG	CH0286864027	07.08.15	USD 1,575	1,673		Perpetual	07.08.25
12	UBS Group AG	CH0506668869	13.11.19	CHF 275	289		Perpetual	13.11.25
13	UBS Group AG	CH0558521263	29.07.20	USD 750	720		Perpetual	29.07.26
14	UBS Group AG, Switzerland, or employing subsidiaries[3]		21.02.21	USD 426	426		Perpetual	01.03.26
15	UBS Group AG	144A: US902613AD01 RegS: USH42097CB19	10.02.21	USD 1,500	1,413		Perpetual	10.02.31
Total high-trigger loss-absorbing additional tier 1 capital					13,361
1	UBS Group AG	CH0271428309	19.02.15	EUR 1,000	1,184		Perpetual	19.02.22
2	UBS Group AG	CH0271428333	19.02.15	USD 1,250	1,317		Perpetual	19.02.25
Total low-trigger loss-absorbing additional tier 1 capital[4]					2,501
Total additional tier 1 capital					15,862

Tier 2 capital
1	UBS AG, Stamford branch	US90261AAB89	17.08.12	USD 2,000		2,045	17.08.22
2	UBS AG	CH0244100266	15.05.14	USD 2,500		2,664	15.05.24
Total low-trigger loss-absorbing tier 2 capital						4,709
1	UBS AG, Stamford branch	US870836AC77	21.07.95	USD 251		252	15.07.25
2	UBS AG, Jersey branch	XS0062270581	18.12.95	GBP 61		85	18.12.25
3	UBS AG, Stamford branch	US870845AC84	03.09.96	USD 218		207	01.09.26
Total non-Basel III-compliant tier 2 capital[5]						544
Total tier 2 capital						5,253

Capital instruments and TLAC-eligible senior unsecured debt as of 31 March 2021[1]
USD million, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.3.21 (million)	Amount recognized in regulatory capital as of 31.3.21	Amount eligible for the gone concern requirement as of 31.3.21	Maturity date	First optional call date
TLAC-eligible senior unsecured debt
1	UBS Group AG	144A: US90351DAE76 RegS: USG91703AJ00	05.04.16	USD 1,000		0	14.04.21
2	UBS Group AG	144A: US90351DAD93 RegS: USG91703AH44	05.04.16	USD 1,850[6]		0	15.04.21
3	UBS Group AG	144A: US90351DAG25 RegS: USG91703AL55	10.08.16	USD 500		0	01.02.22
4	UBS Group AG	144A: US90351DAH08 RegS: USG91703AM39	10.08.16	USD 2,000		0	01.02.22
5	UBS Group AG	CH0310451841	22.02.16	CHF 300		0	22.02.22
6	UBS Group AG	CH0359915425	20.03.17	EUR 1,750		2,050	20.09.22	20.09.21
7	UBS Group AG	CH0302790123	16.11.15	EUR 1,250		1,491	16.11.22
8	UBS Group AG	144A: US90352JAA16 RegS: USH4209UAA46	23.03.17	USD 2,000		2,026	23.05.23	23.05.22
9	UBS Group AG	144A: US90352JAB98 RegS: USH4209UAB29	23.03.17	USD 1,000		1,001	23.05.23	23.05.22
10	UBS Group AG	144A: US90352JAE38 RegS: USH4209UAG16	15.08.17	USD 2,000		2,029	15.08.23	15.08.22
11	UBS Group AG	144A: US90352JAD54 RegS: USH4209UAF33	15.08.17	USD 1,250		1,240	15.08.23	15.08.22
12	UBS Group AG	CH0314209351	04.03.16	EUR 750		900	04.03.24
13	UBS Group AG	CH0365501516	18.05.17	CHF 400		424	18.05.24	18.05.23
14	UBS Group AG	CH0445624981	09.11.18	JPY 130,000		1,177	08.11.24	08.11.23
15	UBS Group AG	CH0341440334	30.11.16	EUR 1,250		1,495	30.11.24	30.11.23
16	UBS Group AG	CH0459297435	30.01.19	CHF 400		429	30.01.25	30.01.24
17	UBS Group AG	CH0409606354	17.04.18	EUR 1,750		2,111	17.04.25	17.04.24
18	UBS Group AG	144A: US90351DAB38 RegS: USG91703AB73	24.09.15	USD 2,500		2,650	24.09.25
19	UBS Group AG	CH0520042489	29.01.20	EUR 1,500		1,753	29.01.26	29.01.25
20	UBS Group AG	CH0310451858	22.02.16	CHF 150		162	23.02.26
21	UBS Group AG	144A: US90351DAF42 RegS: USG91703AK72	05.04.16	USD 2,000		2,066	15.04.26
22	UBS Group AG	CH0336602930	01.09.16	EUR 1,250		1,502	01.09.26	01.06.26

Capital instruments and TLAC-eligible senior unsecured debt as of 31 March 2021[1]
USD million, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.3.21 (million)	Amount recognized in regulatory capital as of 31.3.21	Amount eligible for the gone concern requirement as of 31.3.21	Maturity date	First optional call date
23	UBS Group AG	144A: US90352JAC71 RegS: USH4209UAC02	23.03.17	USD 2,000		2,147	23.03.28	23.03.27
24	UBS Group AG	CH0445624999	09.11.18	JPY 20,000		183	09.11.28	09.11.27
25	UBS Group AG	144A: US902613AA61 RegS: USH42097AZ05	13.08.19	USD 1,500		1,507	13.08.30	13.08.29
27	UBS Group AG	CH0506668844	04.11.19	USD 147.5[7]		136 [8]	04.11.49	04.11.22
28	UBS Group AG	CH0521617321	04.03.20	USD 124.6[7]		117 [8]	04.03.50	04.03.25
29	UBS Group AG	CH0535271214	14.04.20	USD 207.7[7]		163 [8]	14.04.50	14.04.25
30	UBS Group AG	CH0547243250	22.05.20	USD 103.0[7]		78 [8]	22.05.50	22.05.25
31	UBS Group AG	CH0543827189	27.05.20	USD 514.7[7]		397 [8]	27.05.50	27.05.25
32	UBS Group AG	144A: US902613AB45 RegS: USH42097BS52	30.07.20	USD 1,300		1,296	30.07.24	30.07.23
33	UBS Group AG	144A: US902613AC28 RegS: USH42097BT36	30.07.20	USD 1,300		1,262	30.01.27	30.01.26
34	UBS Group AG	CH0558521271	18.08.20	AUD 36.6[7]		23 [8]	18.08.35	18.08.30
35	UBS Group AG	CH0561923860	22.09.20	USD 55.8[7]		44 [8]	22.09.50	22.09.23
36	UBS Group AG	CH0576402181	05.11.20	EUR 1,500		1,721	05.11.28	05.11.27
37	UBS Group AG	CH0579132942	24.11.20	USD 40		37 [8]	24.11.35	24.11.23
38	UBS Group AG	CH0581183594	03.12.20	AUD 45		30 [8]	03.12.35	03.12.23
39	UBS Group AG	CH0587372951	12.01.21	USD 100.6[7]		85 [8]	12.01.51	12.01.26
40	UBS Group AG	CH0588488863	29.01.21	USD 331.5[7]		288 [8]	29.01.51	29.01.26
41	UBS Group AG	144A: US902613AE83 RegS: USH42097CC91	11.02.21	USD 2,000		1,861	11.02.32	11.02.31
42	UBS Group AG	CH0595205490	26.02.21	USD 170.5[7]		154 [8]	26.02.51	26.02.26
43	UBS Group AG	CH0595205508	26.02.21	AUD 90.2[7]		62 [8]	26.02.51	26.02.26
44	UBS Group AG	CH0595205524	24.02.21	EUR 1,000		1,160	24.02.28
45	UBS Group AG	CH0595205532	24.02.21	EUR 1,250		1,429	24.02.33
46	UBS Group AG	CH0598928718	24.02.21	CHF 360		381	24.08.29	24.08.28
47	UBS Group AG	US902613AF58	25.02.21	USD 25		24 [8]	25.02.36	25.02.24
48	UBS Group AG	CH0598928734	04.03.21	USD 40		39 [8]	04.03.36	04.03.24
Total TLAC-eligible senior unsecured debt						39,129

1 Refer to “Capital and total loss-absorbing capacity instruments” under “Bondholder information” at ubs.com/investors for more information about the key features and the terms and conditions of the capital instruments included in the table above. Instruments are listed according to their maturity and optional call date, if applicable.    2 Instruments available to meet gone concern requirements remain eligible until one year before maturity.    3 Relates to deferred contingent capital plan (DCCP) awards.    4 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    5 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.    6 Nominal reduced to USD 1.85 billion following a partial cancellation of USD 0.15 billion of the original USD 2 billion notional amount announced on 8 December 2020.    7 Information corresponds to the amortized face amount as of 31 March 2021, and therefore includes the applicable accrual yield.    8 The eligible amounts presented are adjusted for own credit related gains / losses.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s first quarter 2021 report and its Annual Report 2020 for additional information. These reports are available at ubs.com/investors.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                    _____

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                    _____

Name:  Ella Camp

Title:    Executive Director

Date:  April 27, 2021